Exhibit 1
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FOR IMMEDIATE RELEASE                                              19 March 2007


                              WPP GROUP PLC ("WPP")

                       WPP acquires stake in MRC in the US


WPP announces that it has acquired 6.8% of the issued share capital of Media Rights Capital II L.P. ("MRC"), a company that specialises in the financing and monetisation of elite content across film, television, mobile and broadband.

Founded in 2004, MRC has offices in Los Angeles and New York. Other key investors include Goldman Sachs and AT&T. The gross assets acquired at the date of investment were US$2.75 million.

This investment further strengthens WPP's capabilities in premium and commercial content, an area of strategic importance in light of the increasing fragmentation of media, the exploding number of entertainment choices, the challenges facing traditional media and the growing importance of leveraging content to break through and reach new audiences. It follows recent investments by WPP in The Weinstein Company, Bob and Harvey Weinstein's new film company, and WildTangent, the leading online Game Publisher.


Contact:
Feona McEwan, WPP                             T + 44 (0)20 7408 2204
www.wpp.com
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